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June 30, 2023

VIA EDGAR TRANSMISSION

Joshua Gorsky

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Re:	First Light Acquisition Group, Inc.

Amendment No. 2 to Registration Statement on Form S-4 filed May 9, 2023

Filed by First Light Acquisition Group, Inc.

File No. 333-269705

Dear Mr. Gorsky:

On behalf of our client, First Light Acquisition Group, Inc., (“FLAG”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 18, 2023, relating to Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on May 9, 2023. In connection with these responses, FLAG is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, FLAG has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Questions and Answers About the Proposals, page 12

1.    Comment: We note your revised disclosure on page 38. Please revise this section, where appropriate, to add a Q&A reflecting your disclosure on page 38 that the parties could waive the Minimum Cash Condition and discussing the Company’s potential liquidity position following the Business Combination at the redemption levels set forth in your sensitivity analysis.

Securities and Exchange Commission June 30, 2023 Page 2

Response: In response to the Staff’s comment, FLAG has revised its disclosure by adding a new Question and Answer on page 19 of the Amended Registration Statement.

Background of the Business Combination, page 117

2.    Comment: We note your statement that FLAG management explored ideas other than Calidi with Guggenheim. Please revise to clarify what relationship existed between Guggenheim and FLAG after the close of the IPO, including any financial or merger-related advisory services conducted by Guggenheim and whether Guggenheim was involved in the selection of Calidi as a potential merger target. To the extent Guggenheim was not involved in the selection of Calidi as a business combination target, please revise to disclose when Guggenheim ceased its involvement in consultations regarding FLAG’s initial business combination.

Please also disclose whether Guggenheim provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Guggenheim was waiving deferred fees, despite already completing their services, please indicate so in your registration statement.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 152 and 157 of the Amended Registration Statement.

General

3.    Comment: We note that your disclosure throughout the proxy statement/prospectus references a PIPE Investment expected to occur concurrently with the consummation of the Business Combination. Please revise your proxy statement/prospectus to disclose the material terms of the PIPE Investment. Alternatively, please advise.

Response: In response to the Staff’s comment, FLAG advises the Staff that FLAG has not secured a PIPE Investment at this time and has added disclosures to the Amended Registration Statement to that effect. While FLAG intends to explore further potential equity financings, including to provide post-closing liquidity, as a result of Calidi’s Series B Equity Financing (as further described in the Amended Registration Statement), the parties do not expect that any such additional potential equity financing will be required to satisfy the closing conditions set forth in the Merger Agreement.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission June 30, 2023 Page 3

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8702 or by e-mail at raymond.gietz@weil.com.

Sincerely yours,

/s/ Raymond O. Gietz
Raymond O. Gietz

cc:	Thomas A. Vecchiolla, Chairman and Chief Executive Officer, First Light Acquisition Group, Inc.

Corey Chivers, Esq., Weil, Gotshal & Manges LLP